1049021

02020537

10-31-01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2001

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)
(Address of Principal executive offices)

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)

Date: October 29, 2001 By: [signature]

Sandra J. Hall, Secretary & Director

EQUITY
TRANSFER SERVICES INC.

October 26, 2001

Dear Sir or Madam:

RE: ENERGY POWER SYSTEMS LIMITED

We are pleased to confirm that a Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities to advise of the following for the above noted Company:

CUSIP – 29270V 10 3

Type of Meeting – ANNUAL AND SPECIAL

Record Date – NOVEMBER 22, 2001

Mailing Date – NOVEMBER 23, 2001

Meeting Date – DECEMBER 28, 2001

Yours Truly,
EQUITY TRANSFER SERVICES INC.

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2001

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)
(Address of Principal executive offices)

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY POWER SYSTEMS LIMITED
(formerly: Engineering Power Systems Limited)

Date: October 29, 2001 By: ____________________

Sandra J. Hall, Secretary & Director

EQUITY
TRANSFER SERVICES INC.

October 26, 2001

Dear Sir or Madam:

RE: ENERGY POWER SYSTEMS LIMITED

We are pleased to confirm that a Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities to advise of the following for the above noted Company:

CUSIP – 29270V 10 3

Type of Meeting – ANNUAL AND SPECIAL

Record Date – NOVEMBER 22, 2001

Mailing Date – NOVEMBER 23, 2001

Meeting Date – DECEMBER 28, 2001

Yours Truly,
EQUITY TRANSFER SERVICES INC.

"Luisa Roberto"

Per: Luisa Roberto
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com